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                            January 17, 2024

       Rich Berliner
       Chief Executive Officer
       Digital Locations, Inc.
       1117 State Street
       Santa Barbara, CA 93101

                                                        Re: Digital Locations,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed January 10,
2024
                                                            File No. 333-274849

       Dear Rich Berliner:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 4, 2024 letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed January 10, 2024

       Executive Compensation, page 33

   1. We note your response to prior comment 1, and reissue it. Please revise to provide the disclosure required by
Item 402 of Regulation S-K for your fiscal year ended December
                                                        31, 2023. For example,
we note that you have not updated information appearing under
                                                        "Outstanding Equity
Awards" on page 38. We also note that you have not updated
                                                        disclosure regarding
director compensation.
 Rich Berliner
FirstName   LastNameRich Berliner
Digital Locations, Inc.
Comapany
January  17,NameDigital
             2024       Locations, Inc.
January
Page 2 17, 2024 Page 2
FirstName LastName
       Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Laura Nicholson,
Special Counsel, at 202-551-3584 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Callie Tempest Jones